Filed by Twin River Worldwide Holdings, Inc.

Form S-4 (File No. 333-228973)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

 Deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Dover Downs Gaming & Entertainment, Inc.

Commission File No.: 001-16791

DOVER DOWNS SPECIAL MEETING TO APPROVE MERGER WITH TWIN RIVER SCHEDULED FOR MARCH 26, 2019

February 8, 2019: Dover Downs Gaming & Entertainment, Inc. (NYSE: DDE) and Twin River Worldwide Holdings, Inc. today announced that Twin River’s registration statement containing the Dover Downs proxy statement in respect of the merger with Twin River had been declared effective by the Securities and Exchange Commission (the “SEC”) and that the special meeting of Dover Downs stockholders to consider the merger had been scheduled for 8:00 am, Eastern time, on March 26, 2019, at the Dover Downs Hotel & Casino. Dover Downs stockholders of record at the close of business on February 5, 2019 may vote at the meeting. Subject to the receipt of stockholder approval and the satisfaction of other conditions including regulatory approvals as set forth in the parties’ SEC filings, the merger is expected to close shortly following the special meeting.

About Twin River

Twin River owns and manages two casinos in Rhode Island and one in Mississippi, as well as a Colorado horse race track that possesses 13 OTB licenses. Properties include Twin River Casino Hotel (Lincoln, RI), Hard Rock Hotel & Casino (Biloxi, MS), Tiverton Casino Hotel (Tiverton, RI) and Arapahoe Park (Aurora, CO). Twin River’s expertise spans various entertainment categories, including regional, destination and resort environments. Its casinos range in size from 1,100 slots and 32 table games facilities to properties with 4,200 slots and 115 table games, along with hotel and resort amenities. Twin River’s headquarters are located at 100 Twin River Road, Lincoln, RI 02865.

About Dover Downs

Owned by Dover Downs Gaming & Entertainment, Inc. (NYSE: DDE), Dover Downs Hotel & Casino® is a premier gaming and entertainment resort destination in the Mid-Atlantic region. Gaming operations consist of approximately 2,200 slots, a full complement of table games, including poker, and a newly expanded race and sports book taking single game wagers on professional and college sports. The AAA-rated Four Diamond hotel is Delaware’s largest with 500 luxurious rooms/suites and amenities including a full-service spa/salon, concert hall and 41,500 sq. ft. of multi-use event space. Live, world-class harness racing is featured November through April, and horse racing is simulcast year-round. Additional property amenities include multiple restaurants from fine dining to casual fare, bars/lounges and retail shops. For more information, please visit www.doverdowns.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Twin River filed a registration statement on Form S-4 (File No. 333-228973) with the SEC that includes a combined proxy statement/prospectus. The registration statement was declared effective by the SEC on February 8, 2019, and a definitive proxy statement/prospectus is expected to be sent to each Dover Downs stockholder entitled to vote at the special meeting in connection with the proposed transaction on or about February 13, 2019. This communication is not a substitute for any proxy statement, registration statement, prospectus or other documents Dover Downs and/or Twin River may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS FILED BY DOVER DOWNS OR TWIN RIVER WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors are able to obtain free copies of these materials and other documents filed with the SEC by Dover Downs and/or Twin River through the website maintained by the SEC at www.sec.gov. Investors are also able to obtain free copies of the documents filed by Dover Downs and/or Twin River with the SEC from the respective companies by directing a written request to Dover Downs at Dover Downs Gaming & Entertainment, Inc., 1131 North DuPont Highway, Dover, Delaware 19901 or by calling (302) 857-3292, or contact Twin River at Twin River Worldwide Holdings, Inc., 100 Twin River Road, Lincoln, RI 02865 or by calling (401) 475-8474.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to, or in connection with, the proposed transaction or otherwise, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor. Dover Downs, Twin River, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Dover Downs in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the relevant materials filed with the SEC. Information regarding the directors and executive officers of Dover Downs is contained in Dover Downs’ definitive proxy statement in respect of the merger, its proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 29, 2018, its annual report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, its quarterly report on Form 10-Q for the quarter ended September 30, 2018, which was filed with the SEC on November 8, 2018 and certain of its current reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Dover Downs and Twin River and other corporate actions. All statements, other than historical facts, including statements regarding the expected timing of the proposed transaction, the ability of the parties to complete the proposed transaction considering the various closing conditions and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.

Any forward-looking statements speak only as of the date of this communication. Neither Dover Downs nor Twin River undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Media Contact

Twin River

Stephen H. Capp – EVP and Chief Financial Officer

(401) 475-8474

Patti Doyle

Patti.doyle@gmail.com

(401) 374-2553

Dover Downs:

Timothy R. Horne – Sr. Vice President – Finance

(302) 857-3292

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